                            GROUND ROUND LETTERHEAD

                                                               September 8, 1997

To Our Shareholders:

     Your Board of Directors is pleased to inform you that on August 29, 1997, Ground Round Restaurants, Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with GRR Merger Corp. (the "Purchaser"), a wholly-owned subsidiary of GRR Holdings, LLC (the "Parent"), companies formed by Barton Ventues, a private investment firm pursuant to which Purchaser has commenced today a tender offer for all outstanding shares of the Company's Common Stock for $1.65 net per share in cash. Following the completion of the tender offer, upon the terms and subject to the conditions of the Merger Agreement, the Company will be merged into the Purchaser (the "Merger"), and each share of the Company's Common Stock, other than shares owned by dissenting shareholders, will be converted into the right to receive $1.65 net per share in cash, the same price per share paid pursuant to the tender offer.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE TENDER OFFER AND THE MERGER, HAS DETERMINED THAT THE TENDER OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE SHAREHOLDERS OF THE COMPANY, AND RECOMMENDS THAT SHAREHOLDERS ACCEPT THE TENDER OFFER AND TENDER THEIR SHARES PURSUANT TO THE TENDER OFFER.

     In arriving at its decision, your Board of Directors gave careful consideration to a number of factors described in the enclosed Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including, among other things, the opinion of Rothchild Inc., the Company's financial advisor, that the consideration to be received by shareholders in the tender offer and the Merger is fair to the shareholders of the Company from a financial point of view. The enclosed Schedule 14D-9 describes the Board's decision and contains other important information relating to that decision. We urge you to read it carefully.

     Accompanying this letter, in addition to the Schedule 14D-9, is the Offer to Purchase, together with related materials including a Letter of Transmittal for use in tendering shares. These documents set forth the terms and conditions of the tender offer and provide instructions as to how you can tender your shares. We urge you to read the enclosed materials carefully and consider all the factors set forth therein before making your decision with respect to the tender offer.

                                          Sincerely,

                                          /s/ DANIEL R. SCOGGIN

                                          Daniel R. Scoggin
                                          Chairman, President and
                                          Chief Executive Officer